================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):


|X|  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended MARCH 31, 2001

                                       OR

| |  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

     For the transition period from ___________________ to ___________________


                       Commission File Number: 001-13889

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

      MacDermid, Incorporated Profit Sharing and Employee Stock Ownership Plan

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

           MacDermid, Incorporated
           245 Freight Street
           Waterbury, CT 06702-0671

================================================================================

                              REQUIRED INFORMATION

       In accordance with the rules to Form 11-K, attached as Appendix 1 to this Form 11-K are the plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA and examined by an independent accountant on a full scope basis.


                                    EXHIBITS

23.1   Consent of KPMG LLP

                     MACDERMID, INCORPORATED PROFIT SHARING
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

                 Financial Statements and Supplemental Schedule

                             March 31, 2001 and 2000

                   (With Independent Auditors' Report Thereon)

                     MACDERMID, INCORPORATED PROFIT SHARING
                        AND EMPLOYEE STOCK OWNERSHIP PLAN


                                TABLE OF CONTENTS


                                                                                                                  PAGE
Independent Auditors' Report                                                                                        1

Statements of Net Assets Available for Plan Benefits                                                                2

Statements of Changes in Net Assets Available for Plan Benefits                                                     3

Notes to Financial Statements                                                                                       4


SCHEDULE

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)                                                     10

Note: Schedules of reportable transactions, nonexempt transactions, loans or fixed income obligations in default or classified as uncollectible, leases in default or classified as uncollectible and investment assets both acquired and disposed of within the plan year as required by the Employee Retirement Income Security Act of 1974 and Department of Labor Regulations have not been included herein as the information is not applicable.

                          INDEPENDENT AUDITORS' REPORT


Plan Administration Committee
MacDermid, Incorporated Profit Sharing and
  Employee Stock Ownership Plan:


We have audited the accompanying statements of net assets available for plan benefits of MacDermid, Incorporated Profit Sharing and Employee Stock Ownership Plan as of March 31, 2001 and 2000 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of MacDermid, Incorporated Profit Sharing and Employee Stock Ownership Plan as of March 31, 2001 and 2000 and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG LLP

Hartford, Connecticut
June 22, 2001

                     MACDERMID, INCORPORATED PROFIT SHARING
                       AND EMPLOYEE STOCK OWNERSHIP PLAN

              Statements of Net Assets Available for Plan Benefits

                            March 31, 2001 and 2000

                ASSETS                             2001            2000
                                                 --------        --------
Investments, at fair value (note 5)
  MacDermid Company Stock Fund                 $ 56,254,944     85,917,558
  Other investments                              51,700,988     64,902,218
                                               ------------    -----------
      Total investments                         107,955,932    150,819,776

Cash                                                609,483           --
                                               ------------    -----------
      Net assets available for plan benefits   $108,565,415    150,819,776
                                               ============    ===========

See accompanying notes to financial statements.

                     MACDERMID, INCORPORATED PROFIT SHARING
                       AND EMPLOYEE STOCK OWNERSHIP PLAN

        Statements of Changes in Net Assets Available for Plan Benefits

                      Years ended March 31, 2001 and 2000

                                                                  2001              2000
                                                                -------           -------
Investment income:
  Dividend and interest income on securities                $   3,884,952        2,840,192
  Interest on participant loans                                   266,504          214,273
  Net appreciation (depreciation) in fair value of
    investments (note 6)                                      (37,351,230)     (21,530,742)
                                                            -------------      -----------
      Total investment income (loss)                          (33,199,774)     (18,476,277)

Contributions:
  Employer                                                      1,559,915        1,032,186
  Employee                                                      5,612,126        3,488,956
  Rollover                                                      2,078,844          204,575
                                                            -------------      -----------
      Total net additions                                     (23,948,889)     (13,750,560)
                                                            -------------      -----------
Deductions:
  Distributions to participants                               (18,125,797)     (22,331,684)
  Administrative expenses (note 9)                                (11,156)          (9,801)
  Forfeitures                                                    (139,653)         (27,358)
  Other, net                                                      (28,866)            --
                                                            -------------      -----------
      Total deductions                                        (18,305,472)     (22,368,843)
                                                            -------------      -----------
Net decrease prior to transfers                               (42,254,361)     (36,119,403)

Transfer from Canning Gumm 401K Plan                                 --          3,031,472
Transfer from W. Canning Inc. 401K Plan                              --            956,762
Transfer from Polyfibron Technologies Inc. Savings and
  Investment Plan                                                    --         21,341,110
                                                            -------------      -----------
      Net decrease                                            (42,254,361)     (10,790,059)

Net assets available for plan benefits, beginning of year     150,819,776      161,609,835
                                                            -------------      -----------
Net assets available for plan benefits, end of year         $ 108,565,415      150,819,776
                                                            =============      ===========

See accompanying notes to financial statements.

                     MACDERMID, INCORPORATED PROFIT SHARING
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                             March 31, 2001 and 2000

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a) BASIS OF PRESENTATION

         The accompanying financial statements have been prepared on an accrual basis. Current values of investments are determined using quoted market prices and current yields. Purchases and sales of securities are recorded on a trade-date basis. The cost of investments sold is determined on an average cost basis.

     (b) TRUST FUND

         Prudential Investments was the Trustee of the Plan through December 31, 2000. Effective January 1, 2001, First Union National Bank is the Trustee of the Plan. The assets of the Plan were transferred in January 2001. Under the terms of a trust agreement between the Trustee and the MacDermid, Incorporated Employees Profit Sharing and Employee Stock Ownership Plan (the Plan), the Trustee manages a trust fund on behalf of the Plan. The Plan Trustee has discretionary authority concerning purchases and sales of investments in the trust fund. The investments and changes therein of this trust fund have been reported to the Plan by the Trustee as having been determined through the use of current values for all assets and liabilities.

     (c) PLAN MERGERS AND ROLLOVERS

         During the 2001 plan year, the employees of Colorspan, which was acquired by MacDermid Incorporated in June 2000, elected to rollover their 401k retirement accounts into the Plan.

         During the 2000 plan year, the Company, as a result of acquisitions, merged the following plans into the Plan: Canning Gumm 401K Plan, W. Canning 401K Plan, and the Polyfibron Technologies, Inc. Savings and Investment Plan.

     (d) USE OF ESTIMATES

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     (e) PAYMENT OF BENEFITS

         Benefits are recorded when paid.


                                       4                             (Continued)

                     MACDERMID, INCORPORATED PROFIT SHARING
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                             March 31, 2001 and 2000


(2)  PLAN PROVISIONS

     The Plan, as amended and restated, is a defined contribution plan sponsored by MacDermid, Incorporated (the Company).

     Effective January 1, 1999, the ESOP provision of the plan was changed to allow participants to contribute to the Plan using pre-tax dollars to purchase company stock. This provision is referred to as a KSOP.

     Under the terms of the Plan, employees who have completed three months of service are eligible to contribute under the KSOP, 401(k) and after-tax options. Participating employees may elect to have up to 8% of pre-tax wages contributed to the Plan under the 401(k) option, and up to 7% of pre-tax wages under the KSOP provision. Participating employees may elect to have up to 3% deducted from their after-tax wages and invested in the same investment options as the 401(k) arrangement. The Company will match 50% of the employee's KSOP contribution, up to a maximum of 3.5% of the employee's compensation. Employees may elect to make pre-tax contributions up to the IRS limit of $11,000 in 2001 and $10,500 in 2000 to the same investment options as the 401(k) arrangement.

     The Company may make profit-sharing contributions to the Plan. This is a discretionary contribution determined by the Board of Directors. In order to be eligible for the profit-sharing contributions, employees must be at least 21 years of age and have completed five months of service. Employees will be eligible for profit-sharing as of the March 1st subsequent to their completion of the above requirements. Profit sharing contributions were $0 for the years ended March 31, 2001 and 2000.

     Employees vest immediately in their contributions. Full vesting with respect to the Company's contributions requires five years of credited service, except that full vesting will apply when an employee attains age 55, dies or becomes totally disabled. Any forfeited amounts related to the maximum additional 3.5% of compensation allocated to the MacDermid Company Stock Fund are used to reduce the cash contribution required by the Company in the following year. Forfeitures available to reduce future employer contributions amounted to $153,007 and $0 at March 31, 2001 and 2000, respectively.

     Distribution of participants' accounts upon separation shall be paid in (a) a lump sum, or (b) equal installments over a period not to exceed 15 years. If the non-forfeitable balance does not, and did not at the time of any prior distribution, exceed $5,000, the participant's account shall be distributed in a lump-sum.

     The Company expects to continue the Plan indefinitely, but necessarily reserves the right to amend, modify or terminate the Plan at any time. If it is necessary to discontinue the Plan, the assets in the Trust Fund will be used to provide benefits in accordance with the provisions of the Plan document.

                                       5                             (Continued)

                     MACDERMID, INCORPORATED PROFIT SHARING
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                             March 31, 2001 and 2000


(3)  FEDERAL INCOME TAXES

     The Plan has received a tax determination letter from the Internal Revenue Service (IRS) dated July 13, 1995 indicating that the Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code (IRC) and is exempt from federal income taxes. The Plan has been amended since receiving the determination letter, however, the Company believes the Plan is designed and is currently being operated in compliance with the applicable sections of the IRC.

     Plan participants are taxed on plan benefits at the time of distribution to the extent such distribution exceeds a participant's post-tax contribution to the Plan. Effective January 1, 1993, the Plan withholds the mandatory 20% federal tax from all taxable distributions which are not direct rollovers. The tax consequences to the participant will depend on the type of distribution (lump sum, annuity or installments).


(4)  INVESTMENT PROGRAMS

     Plan participants may elect among 17 separate investment funds in which to have their contributions and a portion of the Company's contributions invested. Company contributions in excess of 5% of a participant's annual salary must be invested in the MacDermid Company Stock Fund. The 17 investment funds as of March 31, 2000 are as follows:

     (1) FIRST UNION STABLE INVESTMENT FUND - Seeks maximum current income consistent with stability of capital and maintenance of liquidity.

     (2) FIRST UNION ENHANCED STOCK MARKET FUND - Seeks to exceed the performance of the S&P 500 index by investing in a select subset of the stocks in that index.

     (3) AMERICAN CENTURY ULTRA FUND - Seeks capital growth by investing primarily in common stocks that are considered by management to have better-than-average prospects for appreciation.

     (4) DAVIS NY VENTURE FUND A - Seeks long-term capital appreciation and income through purchasing high-quality, well managed growing companies at value prices and holding them for the long term.

     (5) EVERGREEN SPECIAL EQUITY FUND I - Seeks growth of capital through investing mainly in both growth and value-oriented stocks that show potential for growth in earnings and price.

     (6) FEDERATED STOCK TRUST FUND - Seeks growth of income and capital by investing principally in a professionally managed and diversified portfolio of common stocks of high quality companies.

                                       6                             (Continued)

                     MACDERMID, INCORPORATED PROFIT SHARING
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                             March 31, 2001 and 2000


     (7) FRANKLIN TEMPLETON SMALL CAP GROWTH FUND A - Seeks long-term capital growth by investing primarily in small and medium-sized companies with market cap values of less than $1.5 billion or similar in size to those with the highest market cap values in the Russell 2000 Index at the time of purchase.

     (8)    INVESCO DYNAMICS FUND - Seeks capital appreciation.

     (9) JANUS GROWTH & INCOME FUND - Seeks long-term growth of capital with a limited emphasis on income.

     (10) JANUS WORLDWIDE FUND - Seeks long-term growth of capital by investing in a diversified portfolio of common stocks of foreign and domestic issuers of all sizes.

     (11) MFS CAPITAL OPPORTUNITIES FUND A - Seeks capital appreciation by investing primarily in common stocks.

     (12) DREYFUS MID-CAP INDEX FUND - Seeks to provide investment results that correspond to the price and yield performance of publicly-traded common stocks of medium-size domestic companies in the aggregate, as represented by the Standard & Poor's MidCap 400 Index.

     (13) PUTNAM INTERNATIONAL GROWTH FUND A - Seeks capital appreciation through a diversified portfolio of international stocks, targeting companies with established earnings growth that are selling at below market prices.

     (14) EVERGREEN SELECT CORE BOND FUND - Seeks to maximize total return through a combination of current income and capital growth by investing mainly in corporate and mortgage securities.

     (15) FIDELITY MORTGAGE SECURITIES FUND - Seeks high current income consistent with prudent investment risk. The fund may also consider the potential for capital gain.

     (16) AIM FUNDS GROUP BALANCED A - Seeks to provide income and long-term growth of capital and income by investing in companies of all sizes, both domestic and foreign, and investment-grade bonds.

     (17) MACDERMID COMPANY STOCK FUND - This fund consists primarily of common stock of MacDermid, Inc.

     Participants may elect to transfer amounts from one investment fund to another, up to once per day, using a voice mail response system.

                                       7                             (Continued)

                     MACDERMID, INCORPORATED PROFIT SHARING
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                             March 31, 2001 and 2000


(5)  INVESTMENTS

     In September 1999, The American Institute of Certified Public Accountants issued Statement of Position 99-3, ACCOUNTING FOR AND REPORTING OF CERTAIN DEFINED CONTRIBUTION PLAN INVESTMENTS AND OTHER DISCLOSURE MATTERS (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ended after December 15, 1999. The Plan adopted SOP 99-3 during the Plan year ended March 31, 2000.

     The following table represents the fair value of investments. Investments that represent 5% or more of the Plan's net assets are separately identified:

                                                                  MARCH 31,
                                                          -------------------------
                                                           2001               2000
                                                          ------             ------
             MacDermid Company Stock Fund              $ 56,254,944         85,917,558
             First Union Stable Investment Fund          19,855,947               --
             Davis NY Venture Fund A                      9,359,039               --
             Prudential Money Mart Assets Fund A               --           20,124,518
             Prudential Stock Index Fund Z                     --            9,259,846
             Prudential Equity Fund A                          --            8,677,092
             Other investments                           22,486,002         26,840,762
                                                       ------------       ------------
                                                       $107,955,932        150,819,776
                                                       ============       ============

(6)  NET APPRECIATION (DEPRECIATION)

     During the years ended March 31, 2001 and 2000, the Plan's investments (including investments bought and sold, as well as investments held during the year) appreciated (depreciated) as follows:

                                                             NET APPRECIATION
                                                         (DEPRECIATION) IN FAIR VALUE
                                                         ----------------------------
                                                            2001               2000
                                                           ------             -------
             Company Stock Funds                       $ (29,227,244)       (21,562,682)
             Other securities                             (8,123,986)            31,940
                                                       --------------       ------------
                                                       $ (37,351,230)       (21,530,742)
                                                       ==============       ============

                                       8                             (Continued)

                     MACDERMID, INCORPORATED PROFIT SHARING
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                             March 31, 2001 and 2000

(7)  PARTICIPANT NOTES RECEIVABLE

     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loan Fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Interest rates range from 8.00% to 9.50% at March 31, 2001. Principal and interest is paid ratably through regular payroll deductions.

(8)  SUBSEQUENT EVENT

     Effective April 1, 2001, the Board of Directors of the Company elected to reduce the age of eligibility of employees in the Plan from 21 to 18. Additionally, employees are eligible to contribute under the KSOP, 401K and after-tax options as of the first of the month after their date of hire.

     In May 2001, the Board of Directors of the Company elected to change the Plan's fiscal year-end from March 31 to December 31.

(9)  RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by First Union and Prudential. First Union and Prudential are the trustees as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $11,156 and $9,801 for the years ended March 31, 2001 and 2000, respectively.

                     MACDERMID, INCORPORATED PROFIT SHARING
                       AND EMPLOYEES STOCK OWNERSHIP PLAN

                    Schedule of Assets (Held at End of Year)

                                 March 31, 2001

    IDENTITY OF ISSUER, BORROWER,                    DESCRIPTION             CURRENT
     LESSOR, OR SIMILAR PARTY                       OF INVESTMENT            VALUE
---------------------------------------------      ---------------        ------------
*First Union Stable Investment Fund                  736,138 shares       $ 19,855,947
*First Union Enhanced Stock Market Fund                1,740 shares            124,162
*MacDermid Company Stock Fund                      3,111,446 shares         56,254,944
 Hercules Company Stock Fund                           9,048 shares            117,534
 American Century Ultra Fund                             194 shares              5,162
 Davis NY Venture Fund A                             362,613 shares          9,359,039
 Evergreen Special Equity Fund I                     206,659 shares          2,171,982
 Federated Stock Trust Fund                               22 shares                715
 Franklin Templeton Small Cap Growth Fund A              155 shares              4,633
 Invesco Dynamics Fund                                 1,945 shares             32,461
 Janus Growth & Income Fund                            5,910 shares            136,699
 Janus Worldwide Fund                                 82,585 shares          2,581,618
 MFS Capital Opportunities Fund A                    476,066 shares          7,174,319
 Dreyfus S&P Mid-Cap Index Fund                        1,087 shares             21,350
 Putnam International Growth Fund A                   25,497 shares            539,523
 Evergreen Select Core Bond Fund                      67,415 shares            727,438
 Fidelity Mortgage Securities Fund                   313,933 shares          3,202,367
 AIM Funds Group Balanced A                          110,981 shares          3,013,135
*Participant Loans                                         8.0%-9.5%         2,632,904
                                                                          ------------
                          Total                                           $107,955,932
                                                                          ============

*Represents a party-in-interest.

                                   SIGNATURES

       THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                         MACDERMID, INCORPORATED PROFIT SHARING
                                         AND EMPLOYEE STOCK OWNERSHIP PLAN


Date: October 15, 2001                   By: /s/ Frank Montiero
                                            ------------------------------------
                                            Frank Montiero
                                            Member, MacDermid Benefit Plans
                                            Administration Committee